UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Sungy Mobile Limited

(Name of Issuer)

Class A ordinary shares par value $0.0001 per share, represented by American Depositary Shares; each American Depositary Share represents six Class A ordinary shares

(Title of Class of Securities)

86737M100

(CUSIP Number)

June 27, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 86737M100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 38,895,676 Class B ordinary shares(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,895,676 Class B ordinary shares(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%(2)
12.	TYPE OF REPORTING PERSON CO

(1) Represents 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a British Virgin Islands company wholly owned by DENG Holdings Limited, a Guernsey company, which is wholly owned by the DENG Family Trust, a family trust. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2) Based on 200,430,858 Class A ordinary shares outstanding as of March 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

CUSIP No. 86737M100
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DENG Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 38,895,676 Class B ordinary shares(1)
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,895,676 Class B ordinary shares(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%(2)
12.	TYPE OF REPORTING PERSON CO

(1) Represents 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a British Virgin Islands company wholly owned by DENG Holdings Limited, a Guernsey company, which is wholly owned by the DENG Family Trust, a family trust. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder at any time. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote, whereas each Class B ordinary share is entitled to ten votes and is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
(2) Based on 200,430,858 Class A ordinary shares outstanding as of March 31, 2014 and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares.

Explanatory Note: The reporting persons are reporting their addition as members of a group (Deng Yuqiang and Freedom First Holdings Limited BVI Company) that previously filed a Schedule 13G dated February 14, 2014.

ITEM 1(a).	NAME OF ISSUER:

Sungy Mobile Limited (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Floor 17, Tower A, China International Center,
No. 33 Zhongshan 3rd Road
Yuexiu District
Guangzhou 510055
The People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Credit Suisse Trust Limited (the “Trustee”) in its capacity as trustee of the DENG Family Trust (the “Trust”)

DENG Holdings Limited (the “Holding Company”)

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the Trust, the Trustee and of the Holding Company is Helvetia Court, Soth Esplanade, St. Peter Port, GY3 5SQ Guernsey.

ITEM 2(c)	CITIZENSHIP:

The Trust is established under the laws of Guernsey. The place of organization of the Holding Company is Guernsey.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares. Each Class B ordinary share held by each reporting person is convertible into one Class A ordinary share at the option of the holder at any time.

ITEM 2(e).	CUSIP NUMBER:

86737M100

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting Persons:	Class A ordinary shares	Class B ordinary shares	Total ordinary shares on an as-converted basis	Percentage of aggregate voting power(5)
Credit Suisse Trust Limited(1)
(a) Amount beneficially owned:	38,895,676(2)	38,895,676(2)	38,895,676(2)	—
(b) Percent of class:	39.7%(3)	27.5%	19.4%(4)	26.4%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	0	0	0	—
(ii) Shared power to vote or to direct the vote	0	0	0	—
(iii) Sole power to dispose or to direct the disposition of	0	0	0	—
(iv) Shared power to dispose or to direct the disposition of	38,895,676(2)	38,895,676(2)	38,895,676(2)	—

DENG Holdings Limited
(a) Amount beneficially owned:	38,895,676(2)	38,895,676(2)	38,895,676(2)	—
(b) Percent of class:	39.7%(3)	27.5%	19.4%(4)	26.4%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote	0	0	0	—
(ii) Shared power to vote or to direct the vote	0	0	0	—
(iii) Sole power to dispose or to direct the disposition of	0	0	0	—
(iv) Shared power to dispose or to direct the disposition of	38,895,676(2)	38,895,676(2)	38,895,676(2)	—

(1)	In its capacity as trustee of the Trust.
(2)
Represents (a) 38,895,676 Class B ordinary shares held by Freedom First Holdings Limited, a British Virgin Islands company (the “Record Holder”) that are convertible into 38,895,676 Class A ordinary shares at any time at the option of the Record Holder. Pursuant to Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, all shares of Class B ordinary shares (which are convertible into shares of Class A ordinary shares) held by the Record Holder shall be deemed to be converted for the purposes of (i) determining the aggregate amount of shares of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares owned by such person. Consequently, all Class A ordinary shares amounts and percentages are inclusive of the Class B ordinary shares amounts and percentages set forth herein.

(3)
To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 58,995,186, being the numbers of the Issuer’s total Class A ordinary shares outstanding at March 31, 2014 and (ii) 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person.

(4)
To derive this percentage, (x) the numerator is 38,895,676, being the number of Class A ordinary shares that are convertible from the same number of Class B ordinary shares held by the reporting person, and (y) the denominator is the sum of (i) 58,995,186, being the numbers of the Issuer’s total Class A ordinary shares outstanding at March 31, 2014 and (ii) 141,435,672, being the number of the Issuer’s total Class B ordinary shares outstanding at March 31, 2014 that are convertible into the same number of Class A ordinary shares.

(5)
Percentage of aggregate voting power represents voting power of all ordinary shares held by the reporting person with respect to all outstanding shares of the Issuer’s Class A and Class B ordinary shares. Each holder of the Issuer’s Class A ordinary shares is entitled to one vote per Class A ordinary share. Each holder of the Issuer’s Class B ordinary shares is entitled to ten votes per Class B ordinary share.

Freedom First Holdings Limited, a British Virgin Islands company, is the record holder of 38,895,676 Class B ordinary shares of the Issuer. The Record Holder is wholly owned by the Holding Company, which is wholly owned by the Trust, of which the Trustee acts as the trustee. Yuqiang Deng is the settler of the Trust and as of March 31, 2014, separately owned 7,014,034 Class A ordinary shares issuable to him upon his exercise of share purchase rights. The Record Holder, the Holding Company, the Trustee in its capacity as trustee for the Trust and Yuqiang Deng may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by other members constituting such group. According to Rule 13d-2(k)(2) under the Securities Exchange Act of 1934, as amended, the information provided concerning the Record Holder and Yuqiang Deng, which are non-reporting members in this Schedule 13G who previously reported separately on a Schedule 13G dated February 14, 2014, only reflects information which the Trustee in its capacity as trustee for the Trust and the Holding Company know or have reason to know. The Trustee disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that the Trustee is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 19, 2014

Credit Suisse Trust Limited	Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust

By: /s/ Camille Le Conte
Name: Camille Le Conte

By: /s/ Geoffrey Le Poidevin
Name: Geoffrey Le Poidevin

DENG Holdings Limited	By: /s/ Camille Le Conte
Name: Camille Le Conte

By: /s/ Geoffrey Le Poidevin
Name: Geoffrey Le Poidevin

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.0001 per share, of Sungy Mobile Limited, a Cayman Islands exempted company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Remainder of this page has been left intentionally blank.]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the day of August 19, 2014.

Credit Suisse Trust Limited	Credit Suisse Trust Limited in its capacity as trustee of the DENG Family Trust

By: /s/ Camille Le Conte
Name: Camille Le Conte

By: /s/ Geoffrey Le Poidevin
Name: Geoffrey Le Poidevin

DENG Holdings Limited	By: /s/ Camille Le Conte
Name: Camille Le Conte

By: /s/ Geoffrey Le Poidevin
Name: Geoffrey Le Poidevin